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                                                                     Page 1 of 8



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*

                         Calypte Biomedical Corporation
                                (Name of Issuer)

                          Common Stock, $.001 par value
                         (Title of Class of Securities)

                                    131722100
                                 (CUSIP Number)

                                 Brian J. Geiger
                            Chief Financial Officer,
                            Executive Vice President
                                  and Treasurer
                            Claneil Enterprises, Inc.
                                    Suite 400
                            630 West Germantown Pike
                           Plymouth Meeting, PA 19462
                                 (215) 828-6331
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 21, 2002
             (Date of Event which Requires Filing of this Statement)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.  131722100                                              Page 2 of 8
-------------------------------------------------------------------------------

    1.     Names of Reporting Persons.
           I.R.S. Identification Nos. of above persons (entities only). Claneil Enterprises, Inc.
------------------------------------------------------------------------------

    2.     Check the Appropriate Box if a Member of a Group     (a)  [ ]
                                                                (b)  [ ]
------------------------------------------------------------------------------

    3.     SEC Use Only
------------------------------------------------------------------------------

    4.     Source of Funds                 AF
------------------------------------------------------------------------------

    5.     Check if Disclosure of Legal Proceedings Is Required
           Pursuant to Items 2(d) or 2(e)                            [ ]
------------------------------------------------------------------------------

    6.     Citizenship or Place of Organization
           Pennsylvania
-------------------------------------------------------------------------------
               |     |
  Number of    |  7. |   Sole Voting Power
   Shares      |     |       0
Beneficially   |_____|________________________________________________________
  Owned by     |     |
   Each        |  8. |   Shared Voting Power
 Reporting     |     |       2,120,720*
Person With    |_____|________________________________________________________
               |     |
               |  9. |   Sole Dispositive Power
               |     |       0
               |-----|--------------------------------------------------------
               |     |
               | 10. |   Shared Dispositive Power
               |     |       2,120,720*
---------------|-----|---------------------------------------------------------

   11.    Aggregate Amount Beneficially Owned by Each Reporting Person
          2,120,720*
------------------------------------------------------------------------------

   12.    Check if the Aggregate Amount in Row (11) Excludes
          Certain Shares                                              [ ]
------------------------------------------------------------------------------

   13.    Percent of Class Represented by Amount in Row (11)
                4.85%*
------------------------------------------------------------------------------

   14.    Type of Reporting Person
                CO
-----------------------------------------------------------------------------

* See Introduction for a description of method for computation of the share data and percent of class.

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CUSIP No.  131722100                                              Page 3 of 8
-------------------------------------------------------------------------------

    1.     Names of Reporting Persons.
           I.R.S. Identification Nos. of above persons (entities only).
           LHC Corporation
------------------------------------------------------------------------------

    2.     Check the Appropriate Box if a Member of a Group     (a)  [ ]
                                                                (b)  [ ]
------------------------------------------------------------------------------

    3.     SEC Use Only
------------------------------------------------------------------------------

    4.     Source of Funds                 OO
------------------------------------------------------------------------------

    5.     Check if Disclosure of Legal Proceedings Is Required
           Pursuant to Items 2(d) or 2(e)                            [ ]
------------------------------------------------------------------------------

    6.     Citizenship or Place of Organization
           Delaware
-------------------------------------------------------------------------------
               |     |
  Number of    |  7. |   Sole Voting Power
   Shares      |     |       -0-
Beneficially   |_____|________________________________________________________
  Owned by     |     |
   Each        |  8. |   Shared Voting Power
 Reporting     |     |       2,120,720*
Person With    |_____|________________________________________________________
               |     |
               |  9. |   Sole Dispositive Power
               |     |       -0-
               |-----|--------------------------------------------------------
               |     |
               | 10. |   Shared Dispositive Power
               |     |       2,120,720*
---------------|-----|---------------------------------------------------------

   11.    Aggregate Amount Beneficially Owned by Each Reporting Person
          2,120,720*
------------------------------------------------------------------------------

   12.    Check if the Aggregate Amount in Row (11) Excludes
          Certain Shares                                              [ ]
------------------------------------------------------------------------------

   13.    Percent of Class Represented by Amount in Row (11)
                4.85%*
------------------------------------------------------------------------------

   14.    Type of Reporting Person
                CO
-----------------------------------------------------------------------------

* See Introduction for description of the method for computation of the share data and percent of class.
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CUSIP No.  131722100                                              Page 4 of 8
-------------------------------------------------------------------------------

    1.     Names of Reporting Persons.
           I.R.S. Identification Nos. of above persons (entities only). Trilobite Lakes Corp.
------------------------------------------------------------------------------

    2.     Check the Appropriate Box if a Member of a Group     (a)  [ ]
                                                                (b)  [ ]
------------------------------------------------------------------------------

    3.     SEC Use Only
------------------------------------------------------------------------------

    4.     Source of Funds                 AF
------------------------------------------------------------------------------

    5.     Check if Disclosure of Legal Proceedings Is Required
           Pursuant to Items 2(d) or 2(e)                            [ ]
------------------------------------------------------------------------------

    6.     Citizenship or Place of Organization
           Delaware
-------------------------------------------------------------------------------
               |     |
  Number of    |  7. |   Sole Voting Power
   Shares      |     |       -0-
Beneficially   |_____|________________________________________________________
  Owned by     |     |
   Each        |  8. |   Shared Voting Power
 Reporting     |     |       2,120,720*
Person With    |_____|________________________________________________________
               |     |
               |  9. |   Sole Dispositive Power
               |     |       -0-
               |-----|--------------------------------------------------------
               |     |
               | 10. |   Shared Dispositive Power
               |     |       2,120,720*
---------------|-----|---------------------------------------------------------

   11.    Aggregate Amount Beneficially Owned by Each Reporting Person
          2,120,720*
------------------------------------------------------------------------------

   12.    Check if the Aggregate Amount in Row (11) Excludes
          Certain Shares                                              [ ]
------------------------------------------------------------------------------

   13.    Percent of Class Represented by Amount in Row (11)
                4.85%*
------------------------------------------------------------------------------

   14.    Type of Reporting Person
                CO
-----------------------------------------------------------------------------

* See Introduction for the description of the method for computation of the share data and percent of class.


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                                                                     Page 5 of 8


                                  SCHEDULE 13D

Introduction

         This Amendment No. 1 to Statement on Schedule 13D (originally filed on March 14, 2000 (the "Original Filing")) is filed solely to reflect the fact that the beneficial ownership of the Common Stock, $.001 per share (the "Common Shares") of Calypte Biomedical Corporation, a Delaware corporation with its principal executive offices at 1265 Harbor Bay Parkway, Alameda, CA 94502 (the "Company"), by the filing parties is now less than 5% of the outstanding Common Shares, as computed pursuant to Rule 13d-3, based upon the fact that the Company reported in its Form 10-K filed on March 11, 2002, that it had 43,539,974 Common Shares outstanding on March 8, 2002.

Item 1.  Security and Issuer.

         This Amendment No. 1 to Statement on Schedule 13D relates to shares of the common stock, par value $.001 per share (the "Common Shares"), of Calypte Biomedical Corporation, a Delaware corporation.

Item 5.  Interest in Securities of the Issuer.

         The following information concerning beneficial ownership of Common Shares of Company is subject to the descriptions in the Introduction hereto. Nothing herein shall be construed as an admission by the reporting persons that they are, for the purposes of Section 13(d) of the Act, the beneficial owners of any such shares.

         Claneil Enterprises, Inc.:

         (a)  amount beneficially owned:    2,120,720
              percentage of class:          4.85%

         (b)  sole power to vote            0
              or direct the vote:

              shared power to vote
              or direct the vote:           2,120,720

              sole power to dispose or
              direct the disposition of:    0

              shared power to dispose or
              direct the disposition of:    2,120,720

         (c)  transactions during
              last sixty days:              None.

         (d) right of others to receive
             dividends and sale proceeds:    All dividends and sale proceeds
                                             would initially be received by
                                             Trilobite Lakes Corp., as the
                                             direct owner of the shares.

         (e) March 21, 2002

                            -------------------------

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                                                                     Page 6 of 8


         LHC Corporation:

         (a)  amount beneficially owned:    2,120,720
              percentage of class:          4.85%

         (b)  sole power to vote            0
              or direct the vote:

              shared power to vote
              or direct the vote:           2,120,720

              sole power to dispose or
              direct the disposition of:    0

              shared power to dispose or
              direct the disposition of:    2,120,720

         (c)  transactions during
              last sixty days:              None.

         (d)  right of others to receive
              dividends and sale proceeds:   All dividends and sale proceeds
                                             would initially be received by
                                             Trilobite Lakes Corp., as the
                                             direct owner of the shares.

         (e) March 21, 2002

                           -------------------------
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                                                                     Page 7 of 8


         Trilobite Lakes Corp.:

         (a)  amount beneficially owned:    2,120,720
              percentage of class:          4.85%

         (b)  sole power to vote            0
              or direct the vote:

              shared power to vote
              or direct the vote:           2,120,720

              sole power to dispose or
              direct the disposition of:    0

              shared power to dispose or
              direct the disposition of:    2,120,720

         (c)  transactions during
              last sixty days:              None.

         (d)  right of others to receive
              dividends and sale proceeds:  None.

         (e) March 21, 2002

                           -------------------------

Item 6.  Contracts, Arrangements, Understandings or Relationships With
           Respect to Securities of the Issuer.

         See Original Filing. As of this date, the Company remains indebted to LHC Corporation in the amount of $393,266.67, plus accrued interest, in respect of a loan in the original principal amount of $400,000 made by LHC Corporation to the Company in August, 2001.


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                                                                     Page 8 of 8


                                   SIGNATURES

         After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement with respect to such reporting person is true, complete and correct. In executing this statement, the undersigned agree, to the extent required by Rule 13d-1(k), that this statement is being filed on behalf of each of the reporting persons herein.


Dated:  March 21, 2002

                                 CLANEIL ENTERPRISES, INC., a
                                   Pennsylvania corporation



                                 By: /s/ Brian J. Geiger
                                     -----------------------------------------
                                          Brian J. Geiger
                                          Chief Financial Officer, Executive
                                          Vice President and Treasurer


                                 LHC CORPORATION, a
                                     Delaware Corporation



                                 By: /s/ Brian J. Geiger
                                     -----------------------------------------
                                          Brian J. Geiger
                                          Executive Vice President
                                          and Treasurer


                                 TRILOBITE LAKES CORP., a
                                   Delaware corporation



                                 By:  /s/ Brian J. Geiger
                                      ----------------------------------------
                                          Brian J. Geiger
                                          Executive Vice President
                                          and Treasurer